Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Atossa Therapeutics, Inc. for the registration of common stock, preferred stock, debt securities, and warrants with a total value of up to $100,000,000 and to the incorporation by reference therein of our report dated April 1, 2024, with respect to the consolidated financial statements of Atossa Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

May 13, 2024